SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                             (Amendment No. 47)

                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
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                              ITT CORPORATION

                         (Name of Subject Company)
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                              ITT CORPORATION

                    (Name of Person(s) Filing Statement)
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                         Common Stock, no par value
             (including the associated Series A Participating
                Cumulative Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)
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                           RICHARD S. WARD, Esq.
                         Executive Vice President,
                  General Counsel and Corporate Secretary
                              ITT Corporation
                        1330 Avenue of the Americas
                          New York, NY 10019-5490
                               (212) 258-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          PHILIP A. GELSTON, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000


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                                INTRODUCTION

         The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 65,000,000 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to Be Furnished.

         The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

         On November 3, 1997, the Company announced that it had received Hilton's revised offer and that, consistent with its fiduciary duties and as permitted by the definitive merger agreement with Starwood for the merger of Starwood and the Company, the Board of Directors of the Company will exercise its fiduciary duties and evaluate all offers for the Company. A copy of the press release describing the announcement is filed as Exhibit 123 hereto and is incorporated herein by reference.


Item 9. Exhibits.

         The response to Item 9 is hereby amended by adding the following new Exhibit:


123.     Text of Press  Release  issued by the  Company  dated  November 3,
         1997.


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                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                      ITT CORPORATION



                                      By   /s/ RICHARD S. WARD
                                         -------------------------
                                         Name:  Richard S. Ward
                                         Title: Executive Vice President,
                                                General Counsel and
                                                Corporate Secretary


Dated as of November 3, 1997


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                               EXHIBIT INDEX


Exhibit                     Description                          Page No.

(123)       Text of Press Release issued by the Company
            dated November 3, 1997.....................